UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

TURNAROUND PARTNERS, INC.

(Exact Name of Registrant as Specified in Its Corporate Charter)

Nevada	0-28606	387630
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

109 North Post Oak Lane
Suite #422
Houston, Texas 77024

(Address of Principal Executive Offices)

(713) 621-2737

(Issuer’s Telephone Number)

TURNAROUND PARTNERS, INC.

109 North Post Oak Lane, Suite #422
Houston, Texas 77024

Attention: Wm. Chris Mathers, Chief Financial Officer

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

This Information Statement is being mailed on or about December 13, 2007 to holders of record on December 13, 2007, of shares of common stock, $0.001 par value per share (the “Common Stock”), of Turnaround Partners, Inc., a Nevada corporation (the “Company”), in connection with an anticipated change in a majority of the members of the Company’s Board of Directors (the “Board”). The information contained in this Information Statement regarding the persons designated to become directors of the Company has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness. The information contained in this Information Statement is being provided pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 of the U.S. Securities and Exchange Commission (the “SEC”) thereunder.

On December 5, 2007 (the “Closing Date”), the Company entered into a Stock Purchase Agreement (the “Purchase Agreement”) with Mr. Timothy J. Connolly, an individual and Viewpoint Capital, LLC, a Nevada limited liability company (the “Investor”) pursuant to which the Company issued to the Investor one (1) share of the Company’s Series E convertible preferred stock, par value $0.001 per share (“Series E Preferred”), which such Series E Preferred is convertible into Three Million Four Hundred Thousand Dollars ($3,400,000) worth of common stock of the Company, par value $0.001 per share (“Common Stock”) in exchange for the transfer by the Investor to the Company of Four Million (4,000,000) unrestricted, free-trading shares of common stock of Asset Capital Group, Inc., a Nevada corporation (“ACGU Common Stock”) having a value of Three Million Four Hundred Thousand Dollars ($3,400,000) based on the closing price of ACGU Common Stock as of the Closing Date as reported on the Pink Sheets, LLC. ACGU Common Stock trades under the symbol “ACGU.PK”. In light of the fact that the Company is prohibited from issuing shares of its Common Stock below par ($0.001) and at the time of the transaction the Common Stock was trading below par, the Investor acquired an indirect controlling interest in the Company’s Common Stock equal to 96.63% by virtue of the Investor’s ownership of the Series E Preferred.

Effective as of the Closing Date, Mr. Connolly resigned as Vice Chairman of the Board and as President and Chief Executive Officer of the Company, however Mr. Connolly shall continue to serve as President and Chief Executive Officer of Corporate Strategies, Inc., a Texas corporation and wholly-owned subsidiary of the Company (“CSI”) with the understanding that the business of CSI will be discontinued or spun off to its stockholders. In addition, Mr. Connolly shall continue to receive the same compensation as he has received through the Closing Date for his aforementioned continued services to CSI through December 31, 2008, which such date may be extended by mutual agreement by and among the parties to the Purchase Agreement.

WE ARE NOT ASKING YOU FOR A PROXY,
AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

The consummation of the transactions described in the Purchase Agreement shall result in a change in control of the Company. As a result, Fred S. Zeidman, a current director of the Company, will resign effective upon the 10th day following the mailing of this Information Statement. Mr. Timothy J. Connolly resigned from his positions as President, Chief Executive Officer and as a Board Member on the Closing Date, effective immediately.

This Information Statement is being delivered to you to provide information regarding anticipated changes in the membership of the Board as a result of the consummation of the Purchase Agreement and is provided for information purposes only. You are urged to read this Information Statement carefully. However, no action on your part is sought or required.

TERMS OF THE STOCK PURCHASE AGREEMENT

General

Under the terms of the Purchase Agreement, the Company acquired the ACGU Common Stock from the Investor in exchange for the issuance by the Company to the Investor of one (1) share of the Company’s Series E Preferred, which such Series E Preferred is convertible into Three Million Four Hundred Thousand Dollars ($3,400,000) worth of Common Stock. The purchase qualifies as a transaction in securities exempt from registration or qualification under the Securities Act of 1933, as amended (the “Act”).

As a result of the consummation of the Purchase Agreement, the Investor acquired an indirect controlling interest (approximately 96.63%) in the Common Stock by virtue of the Investor’s ownership of one (1) share of Series E Preferred. Specifically, the Investor shall have the right to convert its one (1) share of Series E Preferred at any time up to January 30, 2008 into that number of shares of Common Stock equal to Three Million Four Hundred Thousand Dollars ($3,400,000) based on the closing price of the Common Stock on the trading date immediately preceding such date of conversion. In light of the fact the Company’s Common Stock was trading below par at the time of the transaction and that the Company is prohibited from issuing shares below par, the Investor is entitled to convert its one (1) share of Series E Preferred into 3,400,000,000 shares of Common Stock. Furthermore, the Investor shall be entitled to cast a number of votes equal to Three Billion Four Hundred Million (3,400,000,000) shares of Common Stock prior to conversion on all matters submitted to the stockholders of the Company for approval, and shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote.

Mr. Connolly (and his spouse) also agreed on the Closing Date to relinquish certain non-dilutive rights in favor of Mr. Connolly (and his spouse) contained in Seven Hundred (700) shares of Series D convertible preferred stock held by Mr. Connolly (and his spouse) effective June 30, 2009 (instead of the previous date of December 31, 2010) in exchange for the Company conveying all rights to the names “Turnaround Partners, Inc.”, “Corporate Strategies, Inc.” and “Kipling Holdings, Inc.”, as well as all title to all furniture and equipment in the Houston office of the Company. The parties to the Purchase Agreement also agreed that the names of these companies shall be changed within sixty (60) days following the Closing Date.

Agreement of Directors to Resign

Effective as of the Closing Date, Mr. Connolly resigned as Vice Chairman of the Board and as President and Chief Executive Officer of the Company, however Mr. Connolly shall continue to serve as President and Chief Executive Officer of Corporate Strategies, Inc., a Texas corporation and wholly-owned subsidiary of the Company (“CSI”) with the understanding that the business of CSI will be discontinued or spun-off to its stockholders. In addition, Mr. Connolly shall continue to receive the same compensation as he has received through the Closing Date for his aforementioned continued services to CSI through December 31, 2008, which such date may be extended by mutual agreement by and among the parties to the Purchase Agreement.

Furthermore, Mr. Russell Kidder was appointed to serve as President, Chief Executive Officer and as a Director of the Company effective as of the Closing Date. Not earlier than ten (10) days following the mailing of this Information Statement, Mr. Fred S. Zeidman shall resign as Chairman of the Board and as a Director and Mr. Kidder will be the sole director. It is anticipated that additional directors will be named to the Board in the future.

BUSINESS

General

On August 31, 2005 (the “Merger Date”), NuWave Technologies, Inc. (n/k/a Turnaround Partners, Inc. and also referred to herein as “NuWave”) entered into a merger agreement with Corporate Strategies, Inc. (“Corporate Strategies”) and the stockholders of Corporate Strategies. The transaction was reflected as a reverse acquisition since control of the Company passed to the stockholders of Corporate Strategies. Subsequent to the merger, the Company changed its name to Emerge Capital Corp.

During August 2005, the shares of the equipment leasing subsidiary of Corporate Strategies were distributed to its stockholders. The mortgage brokerage subsidiary was sold in December 2005. In February 2006, the

Company sold one of its real estate development subsidiaries. The Company disposed of these subsidiaries in order to focus primarily on the business activities of Corporate Strategies going forward. In November of 2006, we migrated from Delaware to Nevada, and simultaneously changed their name to Turnaround Partners, Inc.

Operations

Principal Services and Our Market

The Company is an established provider of restructuring strategies, turnaround execution and business development services for emerging and re-emerging public companies. The Company markets its services to individual public companies, hedge funds, institutional investors and banks that have significant exposure in troubled micro-cap public companies. These companies are typically either in operational or financial difficulty and may be in default of lending or equity agreements, and as a result, they may be facing bankruptcy or liquidation if their operations are not turned around.

The Company is generally compensated with a combination of cash payments on a monthly or quarterly basis, and outright grants of equity in the form of common stock and/or warrants for purchasing common stock. We believe this compensation plan aligns our interests with the client company’s stockholders because our ultimate compensation is maximized by successfully increasing stockholders value. This performance based compensation arrangement clearly demonstrates that our interests are consistent with both our clients and their stockholders.

The Company minimizes risk from our restructuring/turnaround clients by implementing the following policies:

•	The Company will not assume the financial obligations of the client company in any circumstance. In most cases, the financial institution with the greatest risk has referred the Company to the transaction.
•	The Company requires the client or their investor to provide the client company with working capital necessary to execute the turnaround plan.
•	The Company requires the client to fully indemnify the Company against any actions, with the exception of gross negligence or malfeasance.
•	If the client has officer and director insurance, we require the client to add the Company or any of the Company’s contractors as insured parties under the policy.
•	Should the Company consider altering any of the policies above, it will require a vote of the Board to waive them and agree to the maximum amount of risk that the Company will assume.

Competition for Our Services

Competition for the services we provide comes mainly from turnaround management and restructuring firms, financial advisory firms, business consulting firms and crisis management groups, many of which have substantially more capital resources than the Company.

Due to the large amount of capital provided by institutional funds into the sector over the last three (3) years, the Company is optimistic that business conditions should result in significant growth opportunities for companies positioned in the restructuring and turnaround management sector.

To date, a significant portion of our business has come from an institutional fund (YA Global Investments, L.P.) that invests primarily in micro-cap companies.

Employees

As of December 10, 2007, the Company has four (4) part time employees and employs the services of two (2) others on a contract basis. The controller and data entry clerk are considered contract employees whom also work for an affiliated company as contract employees.

DESCRIPTION OF SECURITIES

General

The Company’s authorized capital stock currently consists of Nine Hundred Million (900,000,000) shares of Common Stock, par value $0.001 per share and Two Million (2,000,000) shares of preferred stock, par value $0.01 per share. The following statements relating to the capital stock set forth the material terms of these securities; however, reference is made to the more detailed provisions of, and these statements are qualified in their entirety by reference to, our Articles of Incorporation and Bylaws, copies of which are attached.

Common Stock

On December 10, 2007, there were 118,736,058 shares of Common Stock issued and outstanding. Each share of Common Stock entitles the holder to one (1) vote on each matter submitted to a vote of our stockholders, including the election of Directors. There is no cumulative voting. Subject to preferences that may be applicable to any outstanding preferred stock, our Common Stock holders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board. Common Stock holders have no preemptive, conversion or other subscription rights. There are no redemption or sinking fund provisions related to the Common Stock. In the event of liquidation, dissolution or winding up of the Company, our Common Stock holders are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Preferred Stock

Series A Preferred Stock

The Company has Four Hundred Thousand (400,000) shares authorized as Series A convertible preferred stock, of which zero (0) shares are currently issued and outstanding.

Series B Convertible Preferred Stock

The Company has One Hundred Thousand (100,000) shares authorized as Series B Preferred Stock, of which Six Thousand Six Hundred Sixty-Six (6,666) shares are currently issued and outstanding.

Mr. Michael Sutton is currently the sole holder of Series B Preferred Stock, and he is entitled to convert all of his 6,666 shares of Series B Preferred Stock, collectively and not in part, at the option of Mr. Sutton and at any time and from time to time after the date of issuance of such shares into Four Million One Hundred Ninety-five Thousand Four Hundred Forty-Five (4,195,445) shares of Common Stock. Mr. Sutton is entitled to vote on all matters on which the Common Stock shall be entitled to vote and shall be entitled to cast that number of remaining shares which he is entitled to convert.

With respect to the payment of dividends and other distributions on the capital stock of the Company, including the distribution of the assets of the Company upon liquidation, Series B Preferred ranks pari passu with the Common Stock of the Company on an “as converted” basis, senior to Series D and E Preferred Stock and junior to Series C Preferred Stock. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Series B Preferred held by each holder could be converted), shall be disregarded.

Series C Preferred Stock

The Company has Two Hundred Twenty-Five (225) shares of Series C Preferred Stock issued and outstanding. The stock has a liquidation preference of $373,500 and is redeemable at $1,500 per share at the Company’s option. Dividends are cumulative and accrue at the rate of $120 per share per year. The Series C Preferred Stock have no voting rights. Currently, all Series C Preferred Stock is held by Mr. Timothy J. Connolly and his spouse.

Series D Convertible Preferred Stock

The Company has One Hundred Thousand (100,000) shares authorized as Series D Convertible Preferred Stock, of which Seven Hundred (700) shares are currently issued and outstanding.

With respect to the payment of dividends and other distributions on the capital stock of the Company, including the distribution of the assets of the Company upon liquidation, the Series D Preferred Stock shall rank pari passu with Common Stock on an “as converted” basis, junior to the Company’s Series B and C Preferred Stock and senior to Series E Preferred Stock.

The holders of Series D Preferred Stock shall be entitled to receive dividends or distributions on a pro rata basis according to their holdings of shares of Series D Preferred Stock on an “as converted” basis when and if dividends are declared on the Common Stock by the Board. Dividends shall be paid in cash or property, as determined by the Board. The Series D Preferred Stock shall have no liquidation preference.

Each share of Series D Preferred Stock is convertible, at the option of the Holder of such share of Series D Preferred Stock, at any time and from time to time after December 31, 2006 through June 30, 2009, into that number of shares of Common Stock equal to the greater of (a) one tenth of one percent (0.1%) of the total number of shares of Common Stock issued and outstanding as of the last day of the fiscal quarter immediately preceding such date of conversation, calculated on a fully diluted basis after giving effect to the conversion of such share(s) of Series D Preferred Stock and (b) One Hundred Thousand (100,000) shares of Common Stock. Each share of Series D Preferred Stock held by the Holders which has not been converted on or before June 30, 2009 into shares of Common Stock shall be convertible, at the option of the Holder of such share, at any time and from time to time after June 30, 2009 into one tenth of one percent (0.1%) of the total number of shares of Common Stock issued and outstanding on June 30, 2009, calculated on a fully diluted basis after giving effect to the conversion of such share(s) of Series D Preferred Stock. Notwithstanding the above, no holder shall be entitled to convert shares of Series D Preferred Stock into shares of Common Stock in excess of that number of shares of Common Stock which, upon giving effect to such conversion, would cause the aggregate number of shares of Common Stock beneficially owned by the holder and its affiliates to exceed 9.99% of the outstanding shares of the Common Stock following such conversion (which provision may be waived by the holder by written notice from the holder to the Company, which notice shall be effective sixty-one (61) days after the date of such notice). and subject to an ownership limitation of the holder (and holder’s affiliates) equal to 9.99%.

Except as otherwise provided herein or required by law, the holders of Series D Preferred Stock, on an “as converted” basis as of the time a vote is taken, and the holders of Common Stock shall vote together and not as separate classes. Each holder of shares of Series D Preferred Stock shall be entitled to cast a number of votes equal to the number of conversion shares to which such holder is entitled to receive on all matters submitted to the stockholders of the Company for approval, which votes shall be distributed between the holders on a pro rata basis based upon the number of shares of Series D Preferred Stock held by the holders. Holders of Series D Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote. Each holder of Series D Preferred Stock shall be entitled to notice of any stockholders meeting in accordance with the Bylaws of the Company.

Series E Convertible Preferred Stock

The Company has One (1) share authorized as Series E convertible preferred stock, of which One (1) share is currently issued and outstanding.

With respect to the payment of dividends and other distributions on the capital stock of the Company, including the distribution of the assets of the Company upon liquidation, the Series E Preferred Stock shall rank pari passu with the Common Stock on an “as converted” basis, junior to all previously authorized issued series of preferred stock and senior to all other series of preferred stock.

The holder shall be entitled to receive dividends or distributions on its share of Series E Preferred Stock on an “as converted” basis when and if dividends are declared on the Common Stock by the Board. Dividends shall be paid in cash or property, as determined by the Board.

The sole share of Series E Preferred Stock shall be convertible, at the option of the holder at any time and from time to time up to January 30, 2008, into that number of shares of Common Stock equal to Three Million Four Hundred Thousand Dollars ($3,400,000) based on the closing price of the Common Stock on the trading date immediately preceding such date of conversion, subject to those restrictions which prevent the Company from issuing shares at a price per share below par ($0.001). The shares of Common Stock received upon conversion shall be fully paid and non-assessable shares of Common Stock.

Except as otherwise provided herein or required by law, the holder of Series E Preferred Stock, on an “as converted” basis as of the time a vote is taken, and the holders of Common Stock shall vote together and not as separate classes.

The holder of the sole share of Series E Preferred Stock shall be entitled to cast a number of votes equal to Three Billion Four Hundred Million (3,400,000,000) shares of Common Stock on all matters submitted to the stockholders of the Company for approval. The holder of the sole share of Series E Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote. The Investor holding the sole share of Series E Preferred Stock shall be entitled to notice of any stockholders meeting in accordance with the Bylaws of the Company.

Options

No options are outstanding as of the date of this Information Statement.

Effective January 3, 2006, the Company adopted the Emerge Capital Corp. 2005 Stock Incentive Plan. As of the date of this Information Statement, no options have been granted under the Plan. On a calendar year basis, an amount of shares of Common Stock equivalent to the greater of 10 million shares or of Common Stock and fifteen percent (15%) of the fully diluted shares outstanding on January 2 of any such calendar year may be allocated, at the discretion of the Administrator, to be granted as awards under the Plan, less awards outstanding at the end of the prior calendar year. The purpose of the Plan is to promote the long-term growth and profitability of the Company by (a) providing key people with incentives to improve stockholder value and to contribute to the growth and financial success of the Company, and (b) enabling the Company to attract, retain and reward the best-available persons. The Plan permits the granting of stock options (including incentive stock options qualifying under Code Section 422 and nonqualified stock options), stock appreciation rights, restricted or unrestricted share awards, phantom stock, deferred share units, performance awards, other stock-based awards, or any combination of the foregoing.

Warrants

The Company has outstanding warrants for certain individuals to purchase a total of 215,100 shares of Common Stock. These warrants were issued to two (2) former officers for prior services provided to the Company. The warrants are exercisable over a five (5) year period which expires in September 2008. 200,000 of these warrants are at an exercise price of $1.00 and 15,100 are at a weighted average exercise price of $62.549 per share.

Convertible Debentures and Convertible Notes

YA Global 5/06/04 Convertible Debenture

On May 6, 2004, Corporate Strategies entered into an agreement with YA Global Investments, L.P. (f/k/a Cornell Capital Partners, L.P. and hereinafter “YA Global”) pursuant to which the Company sold $400,000 of convertible debentures originally due May 5, 2007. On October 9, 2007, the parties entered into an agreement whereby all amounts due under the debentures shall automatically convert into shares of Common Stock on December 31, 2007 in accordance with the terms of the debentures.

The debentures bear interest at five percent (5%), which is accrued until maturity. The debentures are convertible, at the option of the holder, into Common Stock at a price of $0.18 per share, subject to standard anti-dilution provisions relating to splits, reverse splits and other transactions plus a reset provision whereby the conversion price may be adjusted downward to a lower price per share based on eighty percent (80%) of the lowest closing bid price for the five (5) trading days prior to conversion. The holder has the right to cause the debentures to be converted into Common Stock, subject to an ownership limitation of 4.99%. The Company has the right to repurchase the notes at one hundred twenty percent (120%) of the face amount.

YA Global 6/24/04 Convertible Debenture

On June 24, 2004, Corporate Strategies entered into an agreement with iVoice, Inc., pursuant to which the Company sold $500,000 of convertible debentures originally due May 1, 2007. The debentures were subsequently assigned to YA Global. On October 9, 2007, the parties entered into an agreement whereby all amounts due under the debentures shall automatically convert into shares of Common Stock on December 31, 2007 in accordance with the terms of the debentures.

The debentures bear interest at five percent (5%), which is accrued until maturity. The debentures are convertible, at the option of the holder, into Common Stock at a price of $0.114 per share, subject to standard anti-dilution provisions relating to splits, reverse splits and other transactions plus a reset provision whereby the conversion price may be adjusted downward to a lower price per share based on eighty percent (80%) of the lowest closing bid price for the five (5) trading days prior to conversion. The holder has the right to cause the debentures to be converted into Common Stock, subject to an ownership limitation of 4.99%. The Company has the right to repurchase the debentures at one hundred twenty percent (120%) of the face amount.

YA Global 9/28/04 Convertible Debenture

On September 28, 2004, Corporate Strategies entered into an agreement with YA Global pursuant to which the Company sold $400,000 of convertible debentures originally due September 28, 2007. On October 9, 2007, the parties entered into an agreement whereby all amounts due under the debentures shall automatically convert into shares of Common Stock on December 31, 2007 in accordance with the terms of the debentures.

The debentures bear interest at five percent (5%), which is accrued until maturity. The debentures are convertible, at the option of the holder, into Common Stock at a price of $0.084 per share, subject to standard anti-dilution provisions relating to splits, reverse splits and other transactions plus a reset provision whereby the conversion price may be adjusted downward to a lower price per share based on eighty percent (80%) of the lowest closing bid price for the five (5) trading days prior to conversion. The holder has the right to cause the debentures to be converted into Common Stock, subject to an ownership limitation of 4.99%. The Company has the right to repurchase the notes at one hundred twenty percent (120%) of the face amount.

YA Global 4/06/05 Convertible Debenture

On April 6, 2005, Corporate Strategies entered into an agreement with YA Global, pursuant to which the Company sold $400,000 of convertible debentures originally due April 6, 2008. On October 9, 2007, the parties entered into an agreement whereby all amounts due under debentures shall automatically convert into shares of Common Stock on December 31, 2007 in accordance with the terms of the debentures.

The debentures bear interest at five percent (5%), which is accrued until maturity. The debentures are convertible, at the option of the holder, into Common Stock at a price of $0.108 per share, subject to standard anti-dilution provisions relating to splits, reverse splits and other transactions plus a reset provision whereby the conversion price may be adjusted downward to a lower price per share based on eighty percent (80%) of the lowest closing bid price for the five (5) trading days prior to conversion. The holder has the right to cause the debentures to be converted into Common Stock, subject to an ownership limitation of 4.99%. The Company has the right to repurchase the debentures at one hundred twenty percent (120%) of the face amount.

Holland et. al. 12/08/03 Secured Convertible Notes

On December 8, 2003, NuWave entered into an agreement with five (5) investors pursuant to which NuWave sold $135,000 of five percent (5%) convertible notes originally due December 8, 2005. On October 22, 2007, the parties entered into an agreement whereby all amounts due under the notes shall automatically convert into shares of Common Stock on December 31, 2007 in accordance with the terms of the notes.

The notes bear interest at five percent (5%), which is accrued until maturity on December 8, 2005. The notes are convertible, at the option of the holders, into Common Stock at a price of $0.216 per share, subject to standard anti-dilution provisions relating to splits, reverse splits and other transactions plus a reset provision whereby the conversion price may be adjusted downward to a lower price per share based on eighty percent (80%) of the lowest daily volume weighted average price for the five (5) trading days prior to conversion. The holder has the right to cause the notes to be converted into Common Stock. The Company has the right to repurchase the notes at one hundred ten percent (110%) of the face amount. The notes are unsecured general obligations of the Company and are subordinated to all other indebtedness of the Company unless the other indebtedness is expressly made subordinate to the notes.

Holland et. al. 12/22/03 Secured Convertible Notes

On December 22, 2003, NuWave entered into an agreement with two (2) investors pursuant to which NuWave sold $250,000 of convertible notes originally due December 22, 2005. On October 22, 2007, the parties entered into an agreement whereby all amounts due under the notes shall automatically convert into shares of Common Stock on December 31, 2007 in accordance with the terms of the notes.

The notes bear interest at five percent (5%), which is accrued until maturity. The notes are convertible, at the option of the holders, into Common Stock at a price of $0.168 per share, subject to standard anti-dilution provisions relating to splits, reverse splits and other transactions plus a reset provision whereby the conversion price may be adjusted downward to a lower price per share based on eighty percent (80%) of the lowest daily volume weighted average price for the five (5) trading days prior to conversion. The Company has the right to repurchase the notes at one hundred and ten percent (110%) of the face amount. The notes are unsecured general obligations of the Company and are subordinated to all other indebtedness of the Company unless the other indebtedness is expressly made subordinate to the notes. The notes were acquired by the Company effective August 31, 2005 as part of the reverse merger between NuWave and Corporate Strategies.

Saporito Convertible Debenture

On January 29, 2004, NuWave entered into an agreement with Joanna Saporito pursuant to which NuWave sold $100,000 of convertible debentures originally due January 29, 2006. On October 22, 2007, the parties entered into an agreement whereby all amounts due under the debentures shall automatically convert into shares of Common Stock on December 31, 2007 in accordance with the terms of the debentures.

The debentures bear interest at five percent (5%), which is accrued until maturity. The debentures are convertible, at the option of the holder, into Common Stock at a price of $0.156 per share, subject to standard anti-dilution provisions relating to splits, reverse splits and other transactions plus a reset provision whereby the conversion price may be adjusted downward to a lower price per share based on eighty percent (80%) of the lowest daily volume weighted average price for the five (5) trading days prior to conversion. The Company has the right to repurchase the debentures at one hundred ten percent (110%) of the face amount. The debentures are unsecured general obligations of the Company and are subordinated to all other indebtedness of the Company unless the other indebtedness is expressly made subordinate to the debentures. The debentures were acquired by the Company effective August 31, 2005 as part of the reverse merger between NuWave and Corporate Strategies.

Viola Convertible Debenture

On October 12, 2004, NuWave entered into an agreement with Mary-Ellen Viola pursuant to which NuWave sold $100,000 of convertible debentures originally due October 12, 2006. On October 22, 2007, the parties entered into an agreement whereby all amounts due under the debentures shall automatically convert into shares of Common Stock in accordance with the terms of the debentures on December 31, 2007.

The debentures bear interest at five percent (5%), which is accrued until maturity. The debentures are convertible, at the option of the holder, into Common Stock at a price of $0.078 per share, subject to standard anti-dilution provisions relating to splits, reverse splits and other transactions plus a reset provision whereby the conversion price may be adjusted downward to a lower price per share based on eighty percent (80%) of the lowest closing bid price for the five (5) trading days prior to conversion. The holder has the right to cause the notes to be converted into Common Stock, subject to an ownership limitation of 9.99% of the outstanding stock. The Company has the right to repurchase the notes at one hundred ten percent (110%) of the face amount. The debentures were acquired by the Company effective August 31, 2005 as part of the reverse merger between NuWave and Corporate Strategies.

Highgate House 12/02/05 Convertible Debenture

The Company issued a $6,225,000 secured convertible debenture payable to Highgate House Funds, Ltd., on December 2, 2005. The debenture bears interest at the rate of seven percent (7%), which is accrued until maturity. The debenture is due and payable in full, including accrued interest from inception, on December 1, 2010.

The debenture is convertible, at the option of the holder, into Common Stock at a price per share equal to the lower of (i) $0.50 and (ii) eighty percent (80%) of the lowest closing bid price for the five (5) trading days immediately preceding the date of conversion or, if a special event of default occurs, at a price per share equal to eighty percent (80%) of the lowest closing bid price for the thirty (30) trading days immediately preceding the date of conversion, subject to an ownership limitation of 4.99%.

Dividends

Dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Board. The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board does not anticipate declaring any cash dividends for the foreseeable future. We have not paid any cash dividends on our Common Stock.

Anti-Takeover Effects of Provisions of the Articles of Incorporation, Bylaws and Nevada Law

Authorized and Unissued Stock

The authorized but unissued shares of our Common Stock and preferred stock are available for future issuance without the approval of our stockholders. These additional shares may be utilized for a variety of corporate purposes including but not limited to future public or direct offerings to raise additional capital, corporate acquisitions and employee incentive plans. The issuance of such shares may also be used to deter a potential takeover of the Company that may otherwise be beneficial to our stockholders by diluting the shares held by a potential suitor or issuing shares to a stockholder that will vote in accordance with the desires of the Board. A takeover may be beneficial to stockholders because, among other reasons, a potential suitor may offer stockholders a premium for their shares of stock compared to the then-existing market price.

Nevada Law

We are subject to Sections 78.411 through 78.444 of the Nevada Revised Statues which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a Nevada corporation for three (3) years following the date these persons become interested stockholders. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three (3) years prior to the determination of interested stockholder status did own, ten percent (10%) or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Board of Directors.

We are also subject to Sections 78.378 through 78.3793 of the Nevada Revised Statutes, commonly referred to as the “control share law”, so long as we have two hundred (200) or more shareholders of record, at least one hundred (100) of whom are in Nevada. The control share law provides, among other things, that a person (individually or in association with others) who acquires a “controlling interest” (which, under the definition in the control share law, can be as small as twenty percent (20%) of the voting power in the election of directors) in a corporation will obtain voting rights in the “control shares” only to the extent such rights are conferred by a vote of the disinterested stockholders. In addition, in certain cases where the acquiring party has obtained such stockholder approval for voting rights, stockholders who voted against conferring such voting rights will be entitled to demand payment by the corporation of the fair value of their shares.

The Nevada Revised Statutes further allow a company’s board of directors to consider factors other than offering price in deciding upon whether to reject or approve a tender offer or proposed merger or similar transaction. These factors include:

•	the effect on employees, suppliers and customers;
•	the economy of Nevada and the nation;
•	the effect on the communities in which offices of the corporation are located; and
•	the long-term as well as short-term interests of the corporation and its stockholders, including the possibility that these interests may be better served by continued independence.

The provisions of Nevada law and our Articles of Incorporation and Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our Common Stock that often result from actual or rumored hostile takeover attempts. Such provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

American Stock Transfer & Trust Co. is the transfer agent and registrar of our Common Stock. Their address is 59 Maiden Lane, Plaza Level, New York, New York 10038, and their telephone number is (718) 921-8293.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT AND RELATED STOCKHOLDERS MATTERS

The tables below set forth information with respect to the beneficial ownership of Common Stock as of December 10, 2007 for (a) any person who the Company knows is the beneficial owner of more than five percent (5%) of outstanding shares of Common Stock, (b) each of the Company’s directors and executive officers and (c) all of the Company’s directors and officers as a group. Other than the persons identified below, no person owned beneficially more than five percent (5%) of Common Stock.

(A) Security Ownership of Certain Beneficial Owners

Title of Class	Name and Address of Beneficial Owner	Amount of Direct Ownership	Amount & Nature of Indirect Beneficial Ownership		Total of Direct and Beneficial Ownership	Percentage of Class(1)
Common	Viewpoint Capital, LLC 2470 Evening Twilight Lane Henderson, Nevada 89044	—	3,400,000,000	(2)	3,400,000,000	96.63%
Common	Michael O. Sutton 10806 Briar Branch Lane Houston, TX 77024	10,723,600	4,395,445	(3)	15,119,045	12.28%
Common	Timothy J. Connolly 109 N. Post Oak Lane Suite 422 Houston, TX 77024	—	13,050,000	(4)	13,050,000	9.99%
Common	Jan Carson Connolly 8602 Pasture View Lane Houston, TX 77024	—	13,050,000	(5)	13,050,000	9.99%
Common	Gerald Holland 22 Coult Lane Old Lyme, CT 07601	5,113,636	177,740,511	(6)	182,854,147	61.68%
Common	Joanna Saporito 668 W. Saddle River Rd. Ho-Ho-Kus, NJ 07423	—	72,421,863	(6)	72,421,863	37.89%
Common	Mary-Ellen Viola 249 Long Hill Drive Short Hills, NJ 07078	—	13,050,000	(6)	13,050,000	9.99	%(7)
Common	David Kesselbrenner 10 Devonshire Rd. Livingston, NJ 07039	—	8,560,816	(6)	8,560,816	6.73%
Common	Louis Kesselbrenner 10 Devonshire Rd. Livingston, NJ 07039	—	29,447,378	(6)	29,447,378	19.87%
Common	Sarah Kesselbrenner 10 Devonshire Rd. Livingston, NJ 07039	—	29,447,378	(6)	29,447,378	27.93%
Common	Joseph Kesselbrenner 10 Devonshire Rd. Livingston, NJ 07039	—	9,216,738	(6)	9,216,738	7.20%
Common	YA Global Investments LP 101 Hudson Street Suite 3700 Jersey City, NJ 07302	—	6,120,000	(6)	6,120,000	4.99	%(8)
Common	Highgate House Funds, Ltd. 101 Hudson Street Suite 3700 Jersey City, NJ 07302	—	6,120,000	(6)	6,120,000	4.99	%(8)

(1)	Applicable percentages of ownership are based on 118,736,058 shares of Common Stock on December 10, 2007 for each stockholder. Beneficial ownership is determined in accordance within the rules of the SEC and generally includes voting of investment power with respect to the securities. Shares subject to securities exercisable or convertible into shares of Common Stock that are currently exercisable or exercisable within sixty (60) days of December 10, 2007 are deemed to be beneficially owned by the person holding such derivative securities for the purpose of computing the percentage of ownership of such persons, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.
(2)	Includes 3,400,000,000 shares which may be issued upon conversion of the one (1) share of Series E Preferred beneficially owned by Viewpoint Capital, LLC.
(3)	Includes 4,195,445 shares which may be issued upon conversion of the 6,666 shares of Series B Preferred Stock beneficially owned by Mr. Sutton and 200,000 shares directly held by his spouse.
(4)	Includes shares of Common Stock which may be issued upon conversion of 595 shares of Series D Preferred Stock beneficially owned by Mr. Connolly and shares of Common Stock which may be issued upon conversion of 105 shares of Series D Preferred Stock beneficially owned by his spouse, subject to a 9.99% ownership limitation set forth in the amended and restated Certificate of Designation of Series D Preferred Stock.
(5)	Includes shares of Common Stock which may be issued upon conversion of 105 shares of Series D Preferred Stock beneficially owned by Ms. Connolly and shares of Common Stock which may be issued upon conversion of 595 shares of Series D Preferred Stock beneficially owned by her spouse, subject to a 9.99% ownership limitation set forth in the amended and restated Certificate of Designation of Series D Preferred Stock.
(6)	These shares represent the approximate number of shares underlying convertible debentures at an assumed price of $0.001 in light of the fact that the Company is prohibited from issuing shares of Common Stock at a price per share below par. Because the conversion price will fluctuate based on the market price of the Company’s stock, the actual number of shares to be issued upon conversion of the debentures may be lower but cannot be higher.
(7)	Pursuant to the terms of the debentures, such debentures are subject to an ownership limitation of 9.99%.
(8)	Pursuant to the terms of the debentures, such debentures are subject to an ownership limitation of 4.99%.

(B) Security Ownership of Management

Title of Class	Name and Address of Beneficial Owner	Amount of Direct Ownership	Amount & Nature of Beneficial Ownership	Total of Direct and Beneficial Ownership	Percentage of Class(1)
Common	Russell Kidder, President, Chief Executive Officer and Director 90 Pine Valley Lane Newport Beach, CA 92660	—	—	—	0%
Common	Fred S. Zeidman, Director 109 N. Post Oak Lane Suite 422 Houston, TX 77024	—	—	—	0%
Common	Wm. Chris Mathers, Chief Financial Officer and Secretary 109 N. Post Oak Lane Suite 422 Houston, TX 77024	—	—	—	0%
	ALL DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP(3)	—	—	—	0%

(1)	Applicable percentages of ownership are based on 118,736,058 shares of Common Stock outstanding on December 10, 2007 for each stockholder. Beneficial ownership is determined in accordance within the rules of the SEC and generally includes voting of investment power with respect to the securities. Shares subject to securities exercisable or convertible into shares of Common Stock that are currently exercisable or exercisable within sixty (60) days of December 10, 2007 are deemed to be beneficially owned by the person holding such derivative securities for the purpose of computing the percentage of ownership of such persons, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

The Company is not aware of any legal proceeding to which any of the above identified persons is a party adverse to the interests of the Company or has a material interest adverse to the Company. During the past five (5) years, none of the above identified persons has:

(1)	Petitioned for bankruptcy or had a bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
(2)	Been convicted in a criminal proceeding or is currently subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
(3)	Been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or
(4)	Been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Section 16(a) of the Exchange Act requires the Company’s directors, executive officers and holders of ten percent (10%) or more of its Common Stock to file reports of ownership (Form 3) and changes in ownership (Forms 4 and 5) with the SEC and to furnish the Company with copies of all such forms which they file with the SEC.

In making the foregoing disclosure, the Company has relied solely on its review of copies of forms filed by such persons with the SEC. On the Closing Date, Mr. Russell Kidder became a director of the Company, and shall file a Form 3 in compliance with his reporting obligations under Section 16(a) of the Exchange Act. Investor, who will be a ten percent (10%) holder of Common Stock following the consummation of the Purchase Agreement, will also file a Form 3 in compliance with the reporting obligations under Section 16(a) of the Exchange Act.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS,
AND DIRECTOR INDEPENDENCE

Concentration of Transactions with YA Global

At December 10, 2007, $7,950,000 of the convertible debentures and notes are owed by the Company to YA Global and to Highgate House Funds, Ltd., an affiliate of YA Global. YA Global was the principal lender to NuWave both before and after the merger.

YA Global acquired Lehigh Acquisition Corp., formerly a wholly-owned subsidiary of NuWave, in February 2006. Lehigh owns the land held for development and sale. Proceeds from the sale of $5,556,356 reduced indebtedness to Cornell Capital by $5,281,274. YA Global has significant relationships with affiliated companies, both as a purchaser and lender.

The following director is independent: Fred S. Zeidman. The following director is not independent: Russell Kidder.

MANAGEMENT AND BOARD OF DIRECTORS

Current Management and Board of Directors

The following table sets forth the current names and ages of the directors and executive officers of the Company and the positions held by each person at the Company. The executive officers of the Company are elected annually by the Board. The Directors serve one (1) year terms until their successors are elected. The executive officers serve terms of one (1) year or until their death, resignation or removal by the Board.

Name	Age	Positions(s)
Russell Kidder	60	President, Chief Executive Officer and Director
Fred S. Zeidman	60	Director/Chairman of the Board
Wm Chris Mathers	48	Chief Financial Officer, Secretary

Proposed Management and Board of Directors

The following table identifies the director and executive officers of the Company who will serve in office following the expiration of the ten (10) day time period following the mailing of this Information Statement. Prior to the execution of the Purchase Agreement, Mr. Kidder was not an officer or director of or held any position with the Company, nor was Mr. Kidder known to own any shares of Common Stock.

Name	Age	Positions(s)
Russell Kidder	60	President, Chief Executive Officer and Director
Wm Chris Mathers	48	Chief Financial Officer, Secretary

There are no family relationships among any of the directors or executive officers of the Company. Except as provided herein, none of the Company’s directors or executive officers is a director of any company that files reports with the SEC, except as discussed below. None of the Company’s directors have been involved in any bankruptcy or criminal proceeding (excluding traffic and other minor offenses), and none have been enjoined from engaging in any business during the past five (5) years.

Russell Kidder was named President, Chief Executive Officer and a director of the Company on December 5, 2007. From 1989 to present, Mr. Kidder has served as a consultant to a number of small private and public companies, assisting them in capital formation, mergers and acquisitions, securities reporting compliance issues and general corporate administration. Mr. Kidder did not serve as an officer or a director of any company from December 2002 through December 2005. In December 2005, Mr. Kidder was named Secretary of TRAC Financial Group, Inc. He continued to serve in that capacity following a change in control of the company and name change to FINI Group, Inc. on July 28, 2006, until July 2007. From July 2007 through October 2007, Mr. Kidder served as Secretary of Asset Capital Group, Inc. Mr. Kidder earned his B.A. in Political Science and his Juris Doctor Degree from the University of Southern California.

Fred S. Zeidman has served as a director of the Company effective October 27, 2005. He was appointed Chairman of the United States Holocaust Memorial Council by President George W. Bush in March 2002. The

Council, which includes fifty-five Presidentially-appointed members and ten (10) members from the U.S. Congress, is the governing board of the United States Holocaust Memorial Museum. A prominent Houston-based business and civic leader, Mr. Zeidman is Chairman of the Board of Seitel, Inc. and Chairman of the Board of Corporate Strategies, Inc. In 2004 he joined Greenberg Traurig as Senior Managing Director of Governmental Affairs. Mr. Zeidman also currently serves as a director of Prosperity Bank in Houston. Mr. Zeidman holds a Bachelor’s degree from Washington University in St. Louis, and a Master’s in Business Administration from New York University.

Wm. Chris Mathers has served as CFO and Financial Consultant to numerous public and private companies, including Seitel, Inc. (OTCBB: SELA), Nexus Nano Electronics, Inc. and Natural Nutrition, Inc. (OTCBB: NNTN). From January 1994 through January 2000, Mr. Mathers served as Chief Financial Officer of InterSystems, Inc., a publicly traded company on the American Stock Exchange. From 2000 through 2006, Mr. Mathers served as a contract Chief Financial Officer for Futures Commissions Merchants. Mr. Mathers brings substantial experience in complex GAAP and SEC reporting issues, as well as experience in start-up organizations. Mr. Mathers is also a Certified Public Accountant and began his career in the audit department of the accounting firm of Price Waterhouse. Mr. Mathers is a 1981 graduate of Southwestern University in Georgetown, Texas.

The Company’s Board of Directors does not currently have an audit committee nor does it have a financial expert.

We are currently in the process of drafting our code of ethics.

Employment Agreements

On September 1, 2004, Corporate Strategies entered into a five (5) year employment agreement, effective June 1, 2004, with Timothy J. Connolly to serve as Chief Executive Officer and director of Corporate Strategies. The agreement has a renewal provision and provides for an annual salary and bonus upon attaining certain performance criteria set by the board of directors. The agreement also provides certain anti-dilution provisions in return for an extension of lock-up of the Chief Executive Officer’s shares until December 31, 2007 and for certain other fringe benefits.

On December 2, 2005, Kipling entered into a three (3) year employment agreement with Timothy J. Connolly to serve as President and Chief Executive Officer. The agreement has a renewal provision and provides for an annual salary. Additionally, Mr. Connolly is entitled to a ten percent (10%) interest in any distributions of any kind, dividends, income, bonuses or sale of the property owned by the Company.

EXECUTIVE COMPENSATION

The following table sets forth the annual and long-term compensation for services in all capacities for the fiscal years ended December 31, 2006, 2005 and 2004 for our current and former principal officers.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation	All Other Compensation ($)(1)	Total ($)
Russell Kidder, Current President and CEO	2006	$—	$—	$—	$—	$—	$—	$—
	2005	$—	$—	$—	$—	$—	$—	$—
	2004	$—	$—	$—	$—	$—	$—	$—
Timothy J Connolly, Former President and CEO	2006	$338,500	$100,000	$—	$—	$—	$13,400	$451,900
	2005	$265,000	$20,000	$—	$—	$—	$12,000	$297,000
	2004	$254,583		$—	$—	$—	$12,000	$266,583

Wm. Chris Mathers, CFO and Secretary	2006	$29,500	$1,500	$—	$—	$—	$—	$31,000
	2005	$—	$—	$—	$—	$—	$—	$—
	2004	$—	$—	$—	$—	$—	$—	$—

(1)	Auto allowance

Stock Options

On December 13, 2005, the Turnaround Partners, Inc. 2005 Stock Incentive Plan (the “Plan’’) was adopted and approved by the stockholders. On a calendar year basis, an amount of shares of Common Stock equivalent to fifteen percent (15%) of the fully diluted shares outstanding on January 2 of any such calendar year may be allocated, at the discretion of the Administrator, to be granted as awards under the Plan, less awards outstanding at the end of the prior calendar year. For the years ended December 31, 2005 and 2006, there were no outstanding equity awards or options granted.

There are no outstanding options as of the date of this Information Statement.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth the grant of stock options made as of December 31, 2006 to the persons named in the Summary Compensation Table:

Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Exercise Date (f)	Number of Shares or Units of Stock That Have Not Vested (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (j)
Russell Kidder, Current President & Chief Executive Officer	-0-	-0-	-0-	-0-	N/A	-0-	-0-	-0-	-0-
Timothy J. Connolly, Former President and CEO	-0-	-0-	-0-	-0-	N/A	-0-	-0-	-0-	-0-
Wm. Chris Mathers, CFO and Secretary	-0-	-0-	-0-	-0-	N/A	-0-	-0-	-0-	-0-

Compensation of Directors

Members of our Board of Directors are not compensated, however all directors are reimbursed for out-of-pocket expenses in connection with attendance at Board’s and/or committee meetings. The Company may establish other compensation plans (e.g. options, cash for attending meetings, etc.) in the future.

DIRECTOR COMPENSATION

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compen-sation ($) (e)	Nonqualified Deferred Compen- sation Earning ($) (f)	All Other Compen- sation ($) (g)	Total ($) (h)
Timothy J. Connolly, Former Director	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Fred Zeidman, Current Director	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Russell Kidder, Current Director	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Indebtedness of Management

None.

LITIGATION

In the normal course of business, we are named as defendant in lawsuits in which claims are asserted against us. In our opinion, the liabilities, if any, which may ultimately result from such lawsuits, are not expected to have a material adverse effect on our financial position, results of operations or cash flows. As of December 10, 2007, there is no outstanding litigation.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Sections 7502, 751, and 752 of the Nevada General Corporation Law empower a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officer. However, these provisions do not eliminate or limit the liability of our directors and officers: (a) for any breach of their duty of loyalty to the Company or its stockholders; (b) for any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) for any transaction from which they derived an improper personal benefit. Nevada law provides that the indemnification permitted by that law shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under a corporation’s bylaws, any agreement, a vote of stockholders or otherwise. We will indemnify our directors and officers to the maximum amount that we are able. Under Nevada law, the directors have a fiduciary duty to us that is not eliminated by these referenced sections and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief may be available. In addition, each director will continue to be subject to liability under Nevada law for breach of their duty of loyalty to us for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or that involve intentional misconduct, or knowing violations of law, for actions leading to improper personal benefit to them, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by Nevada law. These Sections do not affect a director’s or an officer’s responsibilities under any other laws, such as the federal securities laws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to our Articles of Incorporation or Bylaws, it is the opinion of the SEC that such indemnification is against public policy as expressed in the act and is therefore unenforceable.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Nevada require approval of the transactions contemplated by the Purchase Agreement. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the SEC and is available electronically on EDGAR at www.sec.gov.

On the tenth (10th) day following the mailing of this Information Statement Mr. Russell Kidder will serve as the sole director of the Company. At such time the Company will file a Current Report on Form 8-K with the SEC reflecting the same.

The Board of Directors

December 14, 2007
W. Chris Mathers
Chief Financial Officer